Aames 2001-4
Mortgage Pass-Through Certificates
Series 2001-4
Credit Enhancement Report for May 28, 2002 Distribution
Credit Enhancement Report
ACCOUNTS	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	TOTAL

PMI Premiums	0.00

STRUCTURAL FEATURES	TOTAL

Overcollateralization Amount	2,542,177.62
Overcollateralization Requirement	7,637,613.72
Excess Interest	619,649.75

Page 11 of 25	© COPYRIGHT 2002 Deutsche Bank